UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Shake Shack Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
819047 101
(CUSIP Number)
Charles Meyer Qualified Minor's Trust
c/o William Harris Investors, Inc.
191 N. Wacker Drive
Suite 1500
Chicago, IL 60606
(312) 621-0590
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 8, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101                Schedule 13D/A

1	Names of Reporting Persons.
Charles Meyer Qualified Minor's Trust
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6	Citizenship or Place of Organization
Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
29,676
	8	Shared Voting Power
0
	9	Sole Dispositive Power
29,676
	10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
29,676
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
0.1% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of October 7, 2015
14	Type of Reporting Person
OO (trust)

Note: All share numbers on these cover pages presented on an as-converted basis.

CUSIP No. 819047 101                Schedule 13D/A

Preliminary Note
This Amendment No. 2, dated October 8, 2015 (this "Amendment No. 2"), amends and supplements the Schedule 13D filed on February 17, 2015 (as amended and supplemented to date, the "Schedule 13D") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.        Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof.

On October 8, 2015, the Meyer Stockholders (as defined in the Stockholders Agreement), the LGP Stockholders (as defined in the Stockholders Agreement) and the SEG Stockholders (as defined in the Stockholders Agreement) entered into Amendment No. 1 to the Stockholders Agreement, pursuant to which the Reporting Person was removed as a party to the Stockholders Agreement. As a result, the Reporting Person no longer is a member of the Voting Group.

Item 5.        Interest in Securities of the Issuer

Item 5(e) of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(e)	October 8, 2015

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

As stated above, on October 8, 2015, the Reporting Person was removed as a party to the Stockholders Agreement pursuant to Amendment No. 1 to the Stockholders Agreement ("Amendment No. 1 to Stockholders Agreement").  Amendment No. 1 to Stockholders Agreement is discussed in Item 4 and is filed as Exhibit 7.1.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
99.1
Amendment No. 1 to Stockholders Agreement, dated and effective as of October 8, 2015, by and among Shake Shack Inc., SSE Holdings, LLC, the Meyer Stockholders, the LGP Stockholders and the SEG Stockholders.

CUSIP No. 819047 101                Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2015	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Charles Meyer Qualified Minor's Trust

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